NIKOLA CORPORATION

4141 E Broadway Road

Phoenix, AZ 85040

July 15, 2020

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nikola Corporation - Registration Statement – Form S-1
File No. 333-239185

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nikola Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-239185) (the “Registration Statement”) be declared effective on July 17, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

NIKOLA CORPORATION

By:	/s/ Mark A. Russell
Mark A. Russell
President and Chief Executive Officer

cc:	Stanley F. Pierson
Gabriella A. Lombardi